

February 26, 2007

via U.S. mail and facsimile

Mr. Howard Crosby, President
Gold Crest Mines, Inc.
1017 Washington Mutual Financial Center
601 West Main Avenue
Spokane, Washington 99201
F: (509) 455-8483

> **RE: Gold Crest Mines, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed February 12, 2007**
> **File No. 0-52392**

Dear Mr. Crosby:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. to Registration Statement on Form 10-SB

General

1.   Please update your financial statements and related disclosure as required by Item 310(g) of Regulation S-B.

2.   We note your response to prior comment 1. Please explain further Messrs. Dunne and O'Brien's bona fide intent to execute your business plan considering their past experience with "blank check" or "blind pool" companies. It appears Mr.

Dail may be the only one with such a bona fide intent. We may have further comment.

Furthermore, in light of your current assets, tell us whether you have concrete plans to obtain the funds needed for the 2007 exploration work totaling over $940,000, and if so, describe these plans. In addition, please file the contracts relating to this work as exhibits.

Directors, Executive Officers, Promoters and Control Persons, page 17

3.   We note your response to prior comment 4. However, it appears you have not provided all of the disclosure required by newly-adopted Item 407(a) of Regulation S-B relating to director independence. For instance, please describe by specific category or type of any transactions, relationships or arrangements not disclosed under paragraph (a) of Item 404 that were considered when determining whether each director and nominee for director is independent. Please see Section V. of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.

Closing Comments

We remind you that the Form 10 registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn